UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
                  |_| Form N-SAR

For Period Ended:      09/30/01
                  --------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


Accuimage Diagnostics Corp.
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Full Name of Registrant


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Former Name if Applicable


400 Grandview Drive
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Address of Principal Executive Office (Street and Number)

South San Francisco, CA 94080-4920
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or
 |X| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

               The Company closed a significant round of financing in December 2001. The Company needs additional time to property disclose this transaction and prepare the related financial statements to be included in the Form 10-KSB. Such disclosure and financial statement preparation cannot be completed and timely filed without unreasonable effort and expense. In addition, the Registrant has recently undergone a change in management and this is the first Annual Report being prepared by the current management team.

               The Annual Report on Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Leon Kaufman                  (650)                             875-7977
------------     ------------------------------------   ----------------------
(Name)                     (Area Code)                     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).    |X|Yes    |_|No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes |_|No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Explanation Attached.

                           Accuimage Diagnostics Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  December 21, 2001



By:  /s/ Leon Kaufman
  -------------------------------
  Leon Kaufman, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


================================================================================
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================

                       Explanation of Anticipated Changes

Explanation for (3) above (Why there may be a significant change in results of operations from the corresponding period for the last fiscal year reflected by the earnings statements to be included in the report):

The management team of the Registrant anticipates that the Registrant's earning statements incorporated in the Annual Report for the 2001 fiscal year will show a loss. While the Registrant does not currently have the exact figures, they estimate that the loss will be approximately $600,000. This is in contrast to earnings of approximately $170,000 for the fiscal year ending September 30, 2000, losses of approximately $502,000 for the fiscal year ending September 30, 1999, and losses of approximately $683,000 for the fiscal year ending September 30, 1998

During the fiscal year ending September 30, 2000, the Registrant had total operating expenses of $1,956,675 and total gross profit of $2,106,199. The estimated loss for the current fiscal year of $600,000 will result largely from lower sales and higher sales and marketing and research and development expenses.